Origin energy

06015296

SEC MAIL
RECEIVED
PROCESSING
2006
WASH. D.C.
SECTION

12 July 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

SUPPL

**ISSUER:** **ORIGIN ENERGY LIMITED**
**FILE NO:** **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 16 June 2006 to 12 July 2006. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

Sue Henry
Company Secretarial Services Manager

02-8345 5441 · sue.henry@originenergy.com.au

7/19

Page 1 of 1

Origin energy

082-34934

| | | | |
|---|---|---|---|
| To | Company Announcements Office | Facsimile | 1300 300 021 |
| Company | Australian Stock Exchange Limited | Date | 13 June 2006 |
| From | Bill Hundy | Pages | 2 |
| Subject | **CONTACT ENERGY - SENIOR MANAGEMENT TEAM** | | |

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

CONTACT

13 June 2006

**FOR IMMEDIATE RELEASE**

## CONTACT ENERGY SENIOR MANAGEMENT TEAM

Contact Energy's chief executive, David Baldwin, today announced changes to the Contact Senior Management Team.

"These changes reflect the depth of talent and experience that Contact Energy will need to bring to bear to meet its shareholders' expectations and the growth challenges and opportunities that lie ahead for the company," Mr Baldwin said.

The Contact Senior Management Team will comprise:

David Thomas, Operations
Jon Hare, Corporate Development
Jos Kunnen, Information Management
Kim Josling, Chief Financial Officer
Mark Trigg, Trading
Ross O'Neill, General Counsel
Sarah Baddeley, Corporate Services
Tom Young, Retail Operations

Steve Cross, currently General Manager, Trading, will leave Contact Energy on June 30, 2006. He will continue to make a valuable contribution to the company on a consultancy basis.

ends

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

Origin energy

082-34934

| | | | |
|---|---|---|---|
| To | Company Announcements Office | Facsimile | 1300 300 021 |
| Company | Australian Stock Exchange Limited | Date | 15 June 2006 |
| From | Bill Hundy | Pages | 3 |
| Subject | **WEEKLY DRILLING REPORT** | | |

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non-operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

# ASX Release

15 June 2006

## Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries.

### Emu Apple 1

| | | |
|---|---|---|
| **Well type:** | Oil Exploration Well | |
| **Location:** | Surat Basin, Queensland (ATP 470P) | |
| | Approximately 20 kilometres north west of the Riverslea Oil Field | |
| | Latitude: | 27° 12' 30.50" S |
| | Longitude: | 148° 35' 52.46" E |
| **Initial Interests:** | Angari Pty Ltd* | 67.50% |
| | Origin Energy CSG Ltd* | 22.50% |
| | Santos QNT Pty Ltd | 10.00% |
| | *a wholly owned subsidiary of Origin Energy Limited | |
| **Objective:** | Primary target: | Boxvale Sandstone |
| | Secondary targets: | Basal Evergreen |
| | | Moolayember Formation |
| | Proposed total depth: | 1,503 metres (RT) |

**Progress and Status:**

Commenced drilling on 5 June 2006 with the Century 7 drilling rig. Drilled 216 millimetre (8-1/2 inch) hole to 1,406 metres and conducted Drill Stem Test 1 over the upper Boxvale Sandstone interval 1,396 to 1,406 metres. There was no fluid to surface during the flow period. The recovery consisted of 10.5 barrels of oil (35.5 API) with no water. The well was drilled to total depth of 1,485 metres into the Timbury Hills Formation. A second Drill Stem Test was conducted over the lower Boxvale sandstone interval 1,409 to 1,418 metres and flowed water at a rate of 360 barrels per day.

Emu Apple 1 is a new oil pool discovery. 140 millimetre (5-1/2 inch) casing has been run and the well will be suspended pending completion as a Boxvale Sandstone oil producer.



Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

At 08:00 EST operations at the well were rigging down following rig release at 00:00 hours EST. The rig will now move to drill the Ooline oil exploration well, located within ATP 470P, approximately 8 km east of Emu Apple 1.

Progress for the week was 646 metres.

**For further information contact:**
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au


N
BELDENE/ROYSTON FIELD
PL 22
KINCORA FIELD
NEW ROYAL FIELD
PL 21
PL 64
EMU APPLE 1
ATP 608P
ATP 608P RK
ROOKWOOD FIELD
OOLINE 1
NEWSTEAD FIELD
CARBEAN FIELD
ATP 470P RD
PL 27
YARRABEND
BROADWAY FIELD
LOCATION MAP
ATP 470P R
PL 30
ATP 805P
ATP 470P RD
ATP 805P
RIVERSLEA FIELD
ATP 805P

Location of Emu Apple 1 and Ooline 1 within ATP 470P

Origin energy

082-34934

| | | | |
|---|---|---|---|
| To | Company Announcements Office | Facsimile | 1300 300 021 |
| Company | Australian Stock Exchange Limited | Date | 16 June 2006 |
| From | Bill Hundy | Pages | 9 |
| Subject | **APPENDIX 3B NOTICE** | | |

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| ORIGIN ENERGY LIMITED |

ABN

| |
|---|
| 30 000 051 696 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 20,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Ordinary Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $3.396826 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 14 June 2006 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 794,337,258 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | **14,631,000** | **Options** |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | **All Shares Participate Equally** |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | **N/A** |
| 12 | Is the issue renounceable or non-renounceable? | **N/A** |
| 13 | Ratio in which the +securities will be offered | **N/A** |
| 14 | +Class of +securities to which the offer relates | **N/A** |
| 15 | +Record date to determine entitlements | **N/A** |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | **N/A** |
| 17 | Policy for deciding entitlements in relation to fractions | **N/A** |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | **N/A** |
| 19 | Closing date for receipt of acceptances or renunciations | **N/A** |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 16 June 2006
Company Secretary

Print name: William M Hundy

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 16 June 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

Origin energy

| | | | |
|---|---|---|---|
| To | Company Announcements Office | Facsimile | 1300 300 021 |
| Company | Australian Stock Exchange Limited | Date | 20 June 2006 |
| From | Bill Hundy | Pages | 27 |
| Subject | **PRESENTATION** | | |

Attached for your information is a presentation to be made by Mr Grant King, Managing Director to the UBS Resources Conference being held in Sydney today.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


origin energy
Presentation to UBS ources Conference
Grant King
Managing Director Origin ergy
June 2006

## Origin's financial objectiv[illegible] and business strategies have been established to resp[illegible] to changes in the Australian energy industry...

- Financial Objective
  - Steady and predict[illegible] flows
  - EPS growth of 10-15[illegible] average
- Business Strategy
  - Positioned in the comp[illegible]tive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

**... and while these objectives and strategies are continually reviewed, they are still relevant today**

Origin energy

# Origin's strategy has been driven by a view of the supply demand balance for energy in eastern Australia...

Origin's supply / demand analysis for eastern Australia in 2001 showed large uncontracted demand creating perceived shortfall in local supply....... #



Eastern Australian gas demand
Origin Energy estimates 2001
Uncontracted
Total Contracted
Total Demand
Year ending June 30




Eastern Australian gas demand
Origin Energy estimates 2004
Uncontracted
New Contracts
Old Contracts
Year ending June 30


...... but since 2001 over 4,000 PJ of gas supply contracts# from eastern Australian basins have filled this shortfall

# Source: Various - for example see ABN Amro - Gas Market Dynamics - report dated 14 March, 2003
Origin demand excludes gas used in production and ethane contracts

5 Origin

**Gas:** Demand growth would be lower than estimated and gas more abundant. Origin secured competitive equity gas close to markets to develop incrementally & shortened Retail contracting timeframe

Origin believes the electricity market remains in a position of oversupply that will last many years.......... #



Electricity supply and demand in the NEM*
Area of potential shortfall in 2010
Generation capacity and demand (MW)
Renewables
Coal
Gas - Int
Hydro
Gas Peaking
Mothballed
Load curve 2004
Load curve 2010
Peak 04 + reserve
Peak 2010+res
Load Duration (hours)


*Source: NEMCO Statement of Opportunity and Origin analysis

- In aggregate the NEM is currently oversupplied. Peak demand is comfortably satisfied with appropriate reserve requirements
- By 2010 the shortfall is only at peak times. Base load and intermediate demand is covered entirely by coal, renewables and non-peak gas
- This shortfall (marked by the oval shape) is best served by peaking plant with low capital cost

..... as modelled demand increases only require additional peak capacity through to 2010

**Electricity:** Generation overhang & low prices to endure. Cover peak, contract from pool, cautious approach to base-load. Develop options to build new plant and backward integrate into fuel

## ... and the Company took positions early in the decade which have enhanced its competitive position over time

Origin energy

 # Slides from Origin Energy presentation to APPEA - March 2004

# Consistent with this strategy Origin has focussed on finding gas close to markets...

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

**Building Exploration and Production capabilities**

<= Legacy position in Cooper, onshore Otway, Bass, Perth, Surat and Bowen Basins

Peat CSG acquisition......Australia's first long term CSG contract signed with BP Bulwer Island

Yolla 2 appraisal - Bass Basin

Form study group and secure offshore Otway acreage

Origin farm-in to ARC Energy Perth Basin acreage

Thylacine and Geographe discoveries, Otway Basin

Hovea oil discovery, Perth Basin

Fairview/Spring Gully acquisition

BassGas Project approved

AGL signs major CSG contract (340 PJ)

QAL & Incitec Pivot CSG contracts

Acquire Kupe interest (NZ)

Otway Gas Project approved

CSG/Cooper Gas Swap

Spring Gully online

Canterbury permits

Northl'd permits

Pangaea acqu'n

**... pioneering Australian CSG, revitalising exploration in the Otway and Bass, and entering NZ**

## Origin's strategy of looking for gas where it is easy to market, rather than easy to find, has resulted in significant growth in reserves and new contracts ...

Origin Energy
Proved and Probable (2P) Reserves


2P reserves
Proved and Probable Reserves (PJe)
2500
2000
1500
1000
500
0
Jun 00
Jun 01
Jun 02
Jun-03
Jun-04
Jun-05

Origin Energy
Exploration and Production Gas Contracts (by buyer)


Contracted to 3rd party
Contracted to Origin
PJ of gas contracted
1200
1000
800
600
400
200
0
2000
2005

## ... with significant capital expenditure committed to major projects to convert these reserves into production and earnings growth in the next few years

Origin energy

## Origin's 2P reserves are predominantly gas with a reserves to production ratio of over 25 years

| | Sales gas & ethane PJ | LPG Kt | Condensate Kbbl | Crude oil Kbbl | Total PJe |
|---|---|---|---|---|---|
| *By Basin/Asset* | | | | | |
| Cooper/Eromanga | 246 | 415 | 3,371 | 2,499 | 299 |
| Western Australia | 19 | - | 35 | 4,110 | 43 |
| Central Queensland | 107 | 76 | 580 | 75 | 114 |
| Otway/Bass | 388 | 863 | 8,928 | 308 | 481 |
| Taranaki | 140 | 313 | 7,352 | - | 197 |
| Coal seam gas | 1,086 | - | - | - | 1,086 |
| 2P at 30 June 2005 | 1,986 | 1,667 | 20,266 | 6,992 | 2,220 |
| % of reserves | 89% | 4% | 5% | 2% | 100% |

This portfolio includes significant CSG as well as liquids-rich gas reserves such as in the Bass, Otway and Taranaki basins which will add long term liquids production

Origin energy

# Origin has benefited from significant production and cash-flows from the Perth Basin oil fields...


Origin Energy liquids production by half year
Half yearly sales - kilobarrels of oil equivalent
1,800
1,600
1,400
1,200
1,000
800
600
400
200
Jan-Jun 02
Jul-Dec 02
Jan-Jun 03
Jul-Dec 03
Jan-Jun 04
Jul-Dec 04
Jan-Jun 05
Jul-Dec 05
LPG
Condensate
Crude Oil - Other
Crude Oil - Perth Basin

- The Perth Basin oil fields Hovea, Jingemia and Eremia, were discovered through 2001 and 2002, commencing production in late 2002
- Origin targeted net peak production of 5,000 barrels of oil per day, and production averaged up to 4,800 BOPD net to Origin during the second half of fiscal year 2004/05
- However barring new discoveries or a substantial extension to the existing fields production will decline from here

## ... however these oil fields have passed their peak production

Origin energy

# The decline in Perth Basin production will be offset by an increase in liquids produced from offshore developments...

**BassGas Project (42.5%)**

Approximate Annual Production

| | Gross | Origin Net |
|---|---|---|
| Gas | Up to 23 PJ | 9.8 PJ |
| LPG | 590 kbbl | 250 kbbl |
| Condensate | 1,000 kbbl | 420 kbbl |
| **Total Liquids** | 1,590 kbbl | [illegible]70 kbbl |

**Otway Gas Project (30.75%)**

Approximate Annual Production

| | Gross | Origin Net |
|---|---|---|
| Gas | 60 PJ | 18.5 PJ |
| LPG | 950 kbbl | 290 kbbl |
| Condensate | 850 kbbl | 260 kbbl |
| **Total Liquids** | 1,800 kbbl | 550 kbbl |

... such as the BassGas and Otway Gas projects which will add long life liquids production of over a million barrels a year of condensate and LPG

Origin energy

# Development of the BassGas project is approaching completion with gas now flowing into the market...



**BassGas Project (42.5%)**

- Commissioning and defect rectification work nearing completion.
- Raw gas was re-introduced into the offshore facilities in late April
- Gas introduced into the onshore plant in May - first gas sales recorded
- Liquids sales commenced in June

**... adding further diversity to Origin Energy's gas supply portfolio**

## The Thylacine / Geographe development will add critical gas for growing southern markets...

**Otway Gas Project (30.75%)**

- Project capital expenditure largely complete
- Installation of platform jacket completed and platform topsides secured
- Offshore and onshore pipeline installation completed.
- Development drilling program commenced mid March
- Thylacine South appraisal/exploration well successfully appraised the primary producing intervals and Thylacine 4 development well successfully drilled
- First gas sales expected in the December quarter 2006



SEA Gas Pipeline
Victoria
Katnook
Mt. Gambier
South Australia
Portland
Melbourne
Sth West Pipeline
Port Campbell
Lang Lang
Thylacine
Southern
Ocean
BassGas Pipeline
Yolla
Bass
Strait
Tasmania
LEGEND
Origin permit
Gas pipeline
Proposed production facility
Kilometres
100


## ... with Origin to purchase almost 50% of the gas produced

Origin energy

# Origin Energy entered CSG early and has established a significant position in producing and exploration areas


Townsville
200 km
Moranbah
German Creek CMM
Oaky Creek CMM
Moura Mine
Gladstone
Moura
Scotia
Fairview
Peat
Spring Gully
Talinga
Argyle
Berwyndale Sth
Brisbane
Lauren
Kogan Nth
Orana
Tipton West
ORIGIN TENURES
Comet Ridge OECSG
Walloon OECSG

- Origin's CSG portfolio covers 26,000 $km^2$
- 2P reserves of over 1,000 PJ
- Portfolio of contracts with AGL, QAL, Incitec Pivot and Energex
- Interests in three producing fields including Spring Gully, Fairview and Peat
- Recently acquired a 40% interest in the Argyle field adjacent to Origin's Talinga project

Origin energy

## It is interesting to reflect on the conventional wisdom of only a few years ago

"In addition to natural gas, there are prospects for the commercial utilisation of Australia's deposits of coal seam methane ...

However, there is significant uncertainty about the extent of coal seam methane reserves in Australia and hence the true potential for future production. The primary resource base is large but the majority of this is currently not commercial."

ABARE, Energy in Australia 2004, Sep 2004

Origin energy

## However Origin believed that with local knowledge and appropriate technology the industry could follow the US...


US Coal Seam Gas Production
Bcf per year
1800
1600
1400
1200
1000
800
600
400
200
1984 1986 1988 1990 1992
2002 2004


Coal Seam Gas Reserves in Queensland by Company
Sales Gas Reserves (PJ)
4000
3500
3000
2500
2000
1500
1000
500
0
1996 1998 2000 2002 2004 2006*
Other
QGC
Arrow
CH4
Santos
Anglo
Tipperary
Origin
BHPB
* Forecast


Coal Seam Gas Production in Queensland by Company
PJ per year
80
70
60
50
40
30
20
10
0
1996 1998 2000 2002 2004 2006*
Other
QGC
Arrow/CSE
CH4
Santos
Anglo
Tipperary
Origin
BHPB
* Forecast

Industry Statistics in

- Over 1000 PJ of [illegible] gned
- Industry has sp[illegible] date
- Will spend $2b [illegible] years
- Production exp[illegible] ple over 5 years

### ... and has suc[illegible] y developed into a dynamic and competitive in[illegible]

## Gully project represents a world ...nt



20 km
San Juan Fairway
ATP 701P JV
SGP


- Acquired interests in Spring Gully / Fairview for $99M in 2002/03
- Indigenous Land Use Agreement (ILUA) completed and ATP 701P granted in 2003. Four Spring Gully PLs awarded in 2003/04
- Origin has operatorship in Spring Gully and ~97% interest, and 24% interest in Fairview where Santos is operator
- Fairview field has been on production since 1997 with Spring Gully first sales gas commenced in July 2005
- Resource potential includes over 4,000 PJ of 3P reserves

Origin energy

## ·lopment Area

- At the time of purchase, Spring Gully (then known as Durham Ranch) contained:
  - 3 ATPs
  - 9 wells
  - Reserves of 159 PJ Proved & Probable
- Spring Gully currently contains:
  - 1 ATP, 4 PLs, 1 PPL
  - Gas plant, export pipeline, 70 wells
  - Reserves of 739 PJ Proved & Probable and 1,255 PJ Proved, Probable and Possible
  - Development underpinned by long term contracts
  - Current production of ~35 TJ/d


02/03/2005

**Wellhead**
**Total of 42 producing wells in phase 1**



**Evaporation Pond**
**15-20,000 kl/d capacity**

Origin energy

## The Fairvie
## class CSG d


Fairview
QGP
Spri
Tipperary Op
Origin Opera

# Spring Gu



## Gas Plant
3x3500 HP compr
36TJ/d capacity



## Pipeline
89km transmissior
147km gathering s

# Spring Gully Development Area



**Gas Plant**
3x3500 HP compression
36TJ/d capacity



**Pipeline**
89km transmission pipeline
147km gathering system

- At the time of purchase, Spring Gully (then known as Durham Ranch) contained:
  - 3 ATPs
  - 9 wells
  - Reserves of 159 PJ Proved & Probable

Spring Gully currently contains:
- 1 ATP, 4 PLs, 1 PPL
- Gas plant, export pipeline, 70 wells
- Reserves of 739 PJ Proved & Probable and 1,255 PJ Proved, Probable and Possible
- Development underpinned by long term contracts
- Current production of ~35 TJ/d


02/03/2005

**Wellhead**
Total of 42 producing wells in phase 1



**Evaporation Pond**
15-20,000 kl/d capacity

Origin energy

## The Fairview / [illegible] Gully project represents a world class CSG deve[illegible]nt


20 km
San Juan Fairway
Fairview
ATP 701P JV
QGP
Spring Gully
SGP
Tipperary Operated
Origin Operated

- Acquired interests in Spring Gully / Fairview for $99M in 2002/03
- Indigenous Land Use Agreement (ILUA) completed and ATP 701P granted in 2003. Four Spring Gully PLs awarded in 2003/04
- Origin has operatorship in Spring Gully and ~97% interest, and 24% interest in Fairview where Santos is operator
- Fairview field has been on production since 1997 with Spring Gully first sales gas commenced in July 2005
- Resource potential includes over 4,000 PJ of 3P reserves

Origin energy

# Spring Gully has performed above expectations with higher gas rates and lower water rates than expected



Spring Gully gas and water production
Gas Production
Water Production
Gas Production (MMscf/day)
Water Production ('000 bwpd)
Commencement of phase 2 connections and DM13 pilot well increase
5-spot production test
First sales
40
35
30
25
20
15
10
5
30
25
15
10
5
Nov-02
Dec-02
Feb-03
May-03
Jun-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06

## The Walloon coals in the Surat Basin are the fastest growing exploration play with a potential resource of over 15,000 PJ



50 km
Peat
Walloon Fairway
Talinga
Argyle
Orana
Kogan Nth
RBP
Berwyndale Sth
Lauren
Braemar
Tipton West


- Queensland Gas Company/ Origin developing Argyle (67 PJ) to Incitec (7 PJ/a commencing mid-2007) and QGC Berwyndale (70 PJ) for CS Energy at 4 PJ/a commencing mid-2006
- Arrow Energy presently developing Kogan North (83 PJ) to CS Energy Swanbank E at 4 PJ/a commenced in late 2005
- Three other pilot projects in construction/operation including Origin Talinga field
- Origin recently acquired 40% in ATP 620P Argyle with QGC as operator, together with interests in potential projects at Lauren and Orana

Origin energy

# Investment in CSG has added significantly to Origin's growth...


Legend
Sales Gas Pipeline
Raw Gas Pipeline
Basin outline
Swap Point
Moomba Gas Hub
Ballera
Cooper Basin
Bowen Basin
Swap Point
Origin Gas
Roma
Brisbane
Sydney
Adelaide
Melbourne
Otway Basin
Gippsland Basin
Bass Basin

- Initial CSG contracts signed by Origin were backed up by conventional resources and Origin's portfolio of contracts
- Knowledge of market and portfolio of reserves and contracts led to gas being delivered via "Swap" with Cooper Basin producers
- Large booked reserves allows for long term contracting. However, CSG is treated as marginal Origin production, with ability to bring forward liquids rich, lower cost reserves if this adds more value

## ... and provides development flexibility across the Origin portfolio

Origin energy

## The proposed Spring Gully power station in Queensland will use Origin CSG in a fully integrated development

- Up to 1,000MW power station likely to be built in two 500MW blocks near gas plant site, sourcing cooling water from main "A" pond
- There are many synergies around the project, including:
  - On 40 DegC days water cooling provides ~5% more MW than air cooling, and is less capital per 500MW
  - Power station would use 14Ml/d of cooling water, significantly reducing requirement for evaporation ponds
  - Turbines require gas at 4Mpa pressure versus up to 15Mpa for gas sales into pipelines, saving on gas compression cost per 500MW block
- 18 months full EIS on power station expected to be complete 3Q 2006

Origin energy

# In New Zealand Origin has been extending its exploration position and a final investment decision for the Kupe Project is expected by the end of June


LEGEND
Origin permit
Contact permit
Other permit
Gas pipeline
Potential gas pipeline
Proposed Production facility
Gas field
Oil field
PEP 38618
PEP 38619
Northland Basin
Auckland
Pukekohe
Ngaruawahia
PEP 38445
PEP 38493
To Kuiti
Pohokura
Taranaki Basin
New Plymouth
McKee
Kapuni
Hawera
Kupe gas plant
Tasman Sea
Maui
Tui
Kupe
PML 38146
Wanganui
Kilometres
0
40

- Origin entered New Zealand anticipating a shortening gas market - first with exploration acreage and then the Kupe acquisition
- 50% interest and operatorship of the Kupe gas field and development project acquired in early 2004
- Kupe reserves around 280 PJ of gas, 15 million barrels of condensate and over 600,000 tonnes of LPG
- Additional exploration permits acquired in the last year in the Northland and Canterbury Basins

Origin energy

## Development will be by way of a wellhead platform, pipeline and onshore production station under a 2 stage process


Kupe Wellhead Platform
• Unmanned platform (operated from shore)
• 6 wells
• Water depth - 35m
• No production facilities
Sales Gas pipeline to Kapuni
Package 2 - Facilities
Kupe Production Station
Horizontally drilled shore crossing
Offshore pipelines & cable
Package 1 - Drilling

- Offshore drilling contract awarded for the development of three wells.
- Technip Oceania Pty Ltd. awarded Alliance Partner for the construction of the offshore platform, pipelines and onshore gas production station
- Final investment decision anticipated by the end of June 2006

## Looking further ahead Origin's development pipeline contains a risk-balanced portfolio of exploration opportunities...


Risk
High
Low
Low
High
Reward
Cooper Basin & CSG
Surat Basin
Perth Basin
Onshore Otway Basin
Offshore Otway Basin
Taranaki/ Northland Basin
Canterbury Basin
Few
Relative number of prospects & leads in current inventory
Many

... with many of these opportunities specifically targeting the discovery of gas for domestic markets

Origin energy

## Following this strategy an active seismic exploration program is being undertaken in offshore areas with two high impact exploration wells planned in the Otway and Taranaki basins



Basin
2005/6
2006/7
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
Otway
VIC/P37(v)
VIC/P41(v)
VIC/P43
T/30P
T/34P
Bonaparte
NT/RL1- WA6R
Bass
T/18P
Perth
WA 226P
Taranaki
PEP 38729
PEP 38485
PEP 38493 (Contact)
Canterbury
PEP 38262
Northland
PEP 38618
PEP 38619
Thylacine Sth-1
3D
Aragorn 3D
Aragorn 1
Refraction Survey
Kora 3D
Moana 2D
Carrack 2D
Caravel 2D
Akira 2D
Pantheon 2D & Nimitz 3D
Seismic Activity
Acquisition
Processing
Drilling Activity Exploration/Appraisal
Contingent well


## The introduction of successful efforts accounting will result in all unsuccessful exploration being expensed

Origin energy

# Origin continues to concentrate on project development as the main driver for growth of the Company...



Major Projects not yet contributing significantly to Origin's results
Projects approved/under construction
Yet to receive investment approval
Spring Gully power project CCGT
Spring Gully coal seam gas
Brisbane
Otahuhu C Power Station
Perth
Sydney
Adelaide
SLIVER ® demonstration plant
Melbourne
Mortlake power project CCGT
Wellington
Otway Gas Project
BassGas Project
Kupe Gas Field


## ... while acquisitions can present opportunities provided they meet appropriate criteria

Origin energy


Origin energy
Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of the announcement. This presentation should not be relied upon as a recommendation to buy or sell shares by either Origin Energy Limited or Contact Energy Limited.
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

# For more information.

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1736 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

Origin energy

Origin energy

082-34934

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 29 June 2006 |
| From | Bill Hundy | Pages | 8 |
| Subject | **Kupe Gas Project gets green light to proceed** | | |

Please find attached an announcement regarding the Kupe Gas project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 ∘ Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

# ASX / Media Release

Thursday, 29 June 2006

## Kupe Gas Project gets green light to proceed

The Joint Venture parties in the Kupe Gas Project in New Zealand today announced that the project will proceed to construction following a final investment commitment made by the Joint Venture.

Origin Energy Resources (Kupe) Ltd ("Origin") as Operator of the Kupe Gas Project, said the final development was expected to be on-line by mid-2009 and will produce around 20 PJ per annum of sales gas - approximately 15% of New Zealand's current annual demand. The project will also produce LPG commencing at 90,000 tonnes per annum and condensate commencing at 1.7 million barrels per annum, declining over the life of the field.

"A tremendous amount of technical, design, consultation and assessment work has been undertaken to get the project to this point. We are delighted now to see the fruition of this work in a decision by the Joint Venturers to proceed," said Origin Managing Director and CEO, Grant King.

That work has included:

- design of a new onshore production station to process gas from offshore;
- extensive community consultation resulting in the obtaining of resource consents for the project;
- project reserves being increased by around 15% to 389 petajoules equivalent (PJe);
- an Alliance project delivery strategy; and
- a renegotiated gas supply contract to accommodate the higher capital costs resulting from the booming oil & gas construction market.

"The high level of associated liquids production means that the project also stands to benefit if the significant increase in oil prices, seen over the last two years to around US$70 per barrel today, is sustained into the future," Mr King said.

In announcing the project's approval, Origin confirmed an increase in the overall cost of the development to an estimated NZ$980 million, including appropriate project contingencies.

"We announced in October 2005 that estimated project costs were higher than originally anticipated, as a result of higher commodity prices and the unprecedented level of activity in the oil and gas market around the world. These trends have continued," said Mr King.

"However, the renegotiated gas supply agreement, coupled with higher expected condensate and LPG prices and increased reserves announced last year, have



Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street, Petone, New Zealand •
Telephone 0800 493 397 • Facsimile +644 568 7140 www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • Level 21, 360 Elizabeth Street, Melbourne, VIC 3000 •
GPO Box 186, Melbourne, VIC 3000 • Telephone +613 9652 5555 • Facsimile +613 9639 5902 www.originenergy.com.au

Origin energy

assisted in offsetting project cost increases and have provided the Joint Venture with the confidence to proceed."

"We've also taken a progressive approach to the construction management of the project through an Alliance contracting arrangement with the major contractor, Technip. Having one owner/contractor Alliance team managing all the major activities other than drilling will lead to more effective and efficient execution of the project," Mr King said.

Speaking on behalf of the major customer for Kupe gas, Genesis Energy Chief Executive Murray Jackson said, "The decision to develop Kupe assures Genesis Energy of long term gas supplies for our new e3p power generation project. Both Kupe and e3p are critical assets which will help underpin New Zealand's energy future and stripping out LPG will preserve New Zealand's ability to meet the bottled gas market."

The Kupe Gas Project will comprise:

- An unmanned offshore platform at the Kupe Field supporting up to six wellheads;
- A new onshore production station;
- A shore crossing, bored under the coastline cliffs, connecting the offshore pipelines from the platform to the production station; and
- A network of onshore pipelines.

Construction is expected to commence in Taranaki in September 2006.

Commenting on the Kupe Gas Project Joint Venture parties' decision to commit to the project, Deputy Prime Minister, the Hon. Dr Michael Cullen said, "Oil and gas have a vital role to play in the future energy mix of New Zealand. The development of the Kupe Gas Project now sees it become an important part of that mix. The importance of gas and projects such as Kupe are recognised by both central and local government," he said.

Mayor of the South Taranaki District Council, Mary Bourke welcomed the decision. "Today's decision demonstrates great confidence in the Taranaki oil and gas industry and solidifies Taranaki's reputation as New Zealand's Energy Region."

A media conference will be held today at 12.30pm at *Parliament House* in the theatrette, Wellington, New Zealand.

Present will be Deputy Prime Minister, the Hon. Dr Michael Cullen; Origin Energy Managing Director and CEO Grant King; Origin Energy Executive General Manager, Major Development Projects, Andrew Stock; Kupe Gas Project Director Peter Ashford; Genesis Energy CEO Murray Jackson; Managing Director of New Zealand Oil & Gas, Gordon Ward; and from Mitsui E&P New Zealand General Manager Yasuchika Maruyama; as well as other representatives from each of the Joint Venture companies.

**Participants in the Kupe Joint Venture are:**

Origin Energy through:

| | | |
|---|---|---|
| - Origin Energy Resources (Kupe) Ltd | Operator | 32.1875% |
| - Kupe Mining (No 1) Ltd | | 17.8125% |

Genesis Energy through:

Origin energy

| | |
|---|---|
| - Kupe Holdings Limited | 20% |
| - GP No 2 Ltd | 11% |
| New Zealand Oil & Gas Limited through: | |
| - National Petroleum Limited, Nephrite Enterprises Limited and Petroleum Equities Limited | 15% |
| Mitsui E&P New Zealand Limited | 4% |

ENDS

**For further information please contact:**


**Media:**
Tony Wood
General Manager, Public & Government Affairs
Origin Energy
Tel: +61 3 9652 5506
Mobile: +61 419 642 098
Email: tony.wood@originenergy.com.au

**Investors:**
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au


*About Origin Energy: With a history dating back 140 years, Origin Energy is a major Australian integrated energy company focused on gas and oil exploration and production, energy retailing, power generation and utility network management. Origin seeks to find, develop and produce gas and oil reserves strategically located close to energy markets and existing infrastructure. Its exploration portfolio in New Zealand includes acreage in the Taranaki, Northland and Canterbury Basins. Origin's interest and operatorship of the Kupe Field is an example of the company's efforts to secure and develop new producing assets in the region.*

June 2006

# Kupe Gas Project: background information

The Kupe Gas Project will extract gas and light oil from the Kupe field and transfer these products by sub-sea and underground pipeline to an onshore production station.

The field is situated in PML 38146 in the Taranaki Basin, 30 kilometres offshore from the south coast of the Taranaki Peninsula, located on the west-central coast of North Island, New Zealand.

The Kupe field was discovered by New Zealand Oil & Gas Limited (NZOG) in 1986 but has remained uneconomic to develop because of the abundant cheap gas flowing from the Maui field, New Zealand's primary source of gas for the past 25 years. However, with the redetermination of the Maui gas reserves and the rapid increase in domestic gas demand to power electricity generation, the development of the Kupe field is now both economical and important in meeting New Zealand's energy needs.

The Kupe Gas Project will introduce a new and alternative supply of gas, and will contribute to New Zealand's supply for between 15 and 20 years. It will provide the New Zealand gas supply network with 253.5 PJ of natural gas, as well as producing liquefied petroleum gas (LPG) and almost 15 million barrels of light oil (condensate).

The Kupe field was discovered in the Kupe South-1 well, which has the same structural trend as the Kapuni Field. Reserves of oil and gas are reservoired in Paleocene Farewell Formation.

Seven exploration and appraisal wells have been drilled since discovery and the scope for recovery volumes for the Kupe field has been estimated as containing P50 reserves of:

| Product | Estimated Recovery | PJ |
|---|---|---|
| Sales gas | 253.5 PJ | 253.5 |
| LPG | 1,061,900 tonnes | 52.5 |
| Condensate | 14.7 million barrels | 82 |
| Total (PJ) | | **389** |

Whilst raw gas recovery has not changed since reserves were upgraded in April 2005, the production design has been optimised to enable greater LPG recovery and higher fuel gas production, which results in slightly less sales gas energy equivalent. The principle driver of the design changes has been to improve sales product revenues from the field.



Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street, Petone, New Zealand •
Telephone 0800 493 397 • Facsimile +644 568 7140 www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • Level 21, 360 Elizabeth Street, Melbourne, VIC 3000 •
GPO Box 186, Melbourne, VIC 3000 • Telephone +613 9652 5555 • Facsimile +613 9639 5902 www.originenergy.com.au

Origin energy

The Kupe development is planned to be on-line by mid-2009 and is expected to produce approximately 20 PJ per annum of sales gas. Condensate and LPG will also be produced, the production figures of which are expected to commence at approximately 1.7 million barrels per annum and 90,000 tonnes per annum respectively, declining over the life of the field.

The Kupe Gas Project is illustrated in Figure 1 (overleaf) and includes:

- an unmanned offshore platform supporting up to six production wells;
- a subsea pipeline to bring unprocessed gas and liquids to shore;
- a series of subsea utility lines to carry chemicals and a power and fibre optic cable to the platform (utility lines);
- a Horizontal Directional Drilled (HDD) shore crossing through which the raw gas pipeline and the utility lines pass;
- a processing plant (production station) located at the southern end of Inaha Road;
- a sales gas pipeline from the production station to the Kapuni Gas Treatment Plant, where sales gas will be injected into the existing NGC transmission network;
- truck loading facilities at the production station and storage tank facility at New Plymouth for condensate export;
- storage of LPG at the production station and truck loading facilities for LPG export to retail customers;
- a dedicated high voltage power supply providing the production station and wellhead platform with reliable power from the Hawera 110/33kV grid exit point.

The Kupe Gas Project is important to Taranaki and New Zealand, as it will:

- improve the security of gas supply in New Zealand, through developing a new source of gas;
- create local jobs and contracting opportunities during the construction period and the term of the project;
- potentially attract regional development and investment opportunities to the Taranaki region;
- increase the reputation of Taranaki as New Zealand's Energy Region - currently the Taranaki Basin is the country's only hydrocarbon producing area and many downstream industries are based on the processing, distribution, use and export of hydrocarbons.

**Participants are:**

| | | |
|---|---|---|
| Origin Energy through: | | |
| - Origin Energy Resources (Kupe) Ltd | Operator | 32.1875% |
| - Kupe Mining (No 1) Ltd | | 17.8125% |
| Genesis Energy through: | | |
| - Kupe Holdings Limited | | 20% |
| - GP No 2 Ltd | | 11% |
| New Zealand Oil & Gas Limited through: | | |
| - National Petroleum Limited, Nephrite Enterprises Limited | | |



Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street, Petone, New Zealand • Telephone 0800 493 397 • Facsimile +644 568 7140 www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • Level 21, 360 Elizabeth Street, Melbourne, VIC 3000 • GPO Box 186, Melbourne, VIC 3000 • Telephone +613 9652 5555 • Facsimile +613 9639 5902 www.originenergy.com.au

- and Petroleum Equities Limited 15%

Mitsui E&P New Zealand Limited 4%

**For further information please contact:**

**Media:**
Tony Wood
General Manager, Public & Government Affairs
Origin Energy
Tel: +61 3 9652 5506
Mobile: +61 419 642 098
Email: tony.wood@originenergy.com.au

**Investors:**
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

*About Origin Energy: With a history dating back 140 years, Origin Energy is a major Australian integrated energy company focused on gas and oil exploration and production, energy retailing, power generation and utility network management. Origin seeks to find, develop and produce gas and oil reserves strategically located close to energy markets and existing infrastructure. Its exploration portfolio in New Zealand includes acreage in the Taranaki, Northland and Canterbury Basins. Origin's interest and operatorship of the Kupe Field is an example of the company's efforts to secure and develop new producing assets in the region.*



Registered Office: Origin Energy Resources (Kupe) Limited (N.Z C.N 849221) • 12 Waione Street, Petone, New Zealand •
Telephone 0800 493 397 • Facsimile +644 568 7140 www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • Level 21, 360 Elizabeth Street, Melbourne, VIC 3000 •
GPO Box 186, Melbourne, VIC 3000 • Telephone +613 9652 5555 • Facsimile +613 9639 5902 www.originenergy.com.au

Figure 1: Kupe Development Schematic


Kupe Wellhead Platform
• Unmanned platform (operated from Production Station)
• 6 wells
• Water depth - 35m
• No production facilities
LPG & Condensate export by road
Sales Gas pipeline to Kapuni
Kupe Production Station
40m Cliffs
HDD shore crossing
Offshore Pipelines & Cable
• Raw gas export pipeline
• Combined power communications and chemicals umbilical

Figure 2: Kupe Gas project area


New Plymouth
Mt Taranaki
Stratford
Taranaki Basin
Kapuni
Eltham
Opunake
Production station
Hawera
Tasman Sea
Patea
Kupe Field
N
MAP KEY
Mining licence
Gas field



Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street, Petone, New Zealand •
Telephone 0800 493 397 • Facsimile +644 568 7140 www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • Level 21, 360 Elizabeth Street, Melbourne, VIC 3000 •
GPO Box 186, Melbourne, VIC 3000 • Telephone +613 9652 5555 • Facsimile +613 9639 5902 www.originenergy.com.au

082-34934

Origin energy

| | | | |
|---|---|---|---|
| To | Company Announcements Office | Facsimile | 1300 300 021 |
| Company | Australian Stock Exchange Limited | Date | 5 July 2006 |
| From | Bill Hundy | Pages | 3 |
| Subject | BASSGAS PROJECT: COMMENCEMENT OF SALES, PROJECT CAPEX, AND ARBITRATION UPDATE | | |

Please find attached an update regarding the BassGas Project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

Origin energy

# ASX Release

5 July 2006

## BassGas Project: Commencement of sales, project capex, and arbitration update

Origin Energy Resources Limited, as Operator of the BassGas Project, advises that sales of gas and liquids have commenced from the BassGas development and that the majority of the commissioning of the facilities has been completed.

Raw gas from the Yolla A platform in Bass Strait was introduced to the onshore processing plant at Lang Lang, south east of Dandenong in Victoria in early May. Gas from the plant was first exported to the Victorian gas grid in small quantities in mid May, while the sale of liquids commenced in June. The Safe Astoria offshore accommodation vessel which was moored alongside the Yolla A platform to allow critical elements of the offshore remediation work to be finalised was released in late June following the successful completion of that work.

The plant is now being prepared to ramp-up production and sales as the final commissioning of the project through to performance testing continues.

Once fully commissioned the BassGas Project is expected to have a capacity of around 23 PJ of sales gas per annum, together with around 1 million barrels of condensate and 70,000 tonnes of LPG per annum. All gas produced is being purchased by Origin Energy Retail Limited to supply markets in south-eastern Australia. All condensate is being exported to the Shell refinery in Geelong, while LPG will be sold to a number of parties.

**Project Capital Cost**

The BassGas Project was originally budgeted to cost $450 million.

At the time of entering into the development project in April 2003 there was uncertainty regarding the level of some impurities in the gas from the Yolla field. The initial design of the plant allowed for modification should later testing of gas from the Yolla field reveal that further treatment was required. Modifications have been required to the plant and this added approximately $25 million to the Joint Venture's cost of the project.

The original schedule was to reach the Ready for Start Up (RFSU) milestone by 8 June 2004. Clough Engineering, the company responsible for the design, construction and installation of the facilities, claimed to have reached this milestone on 10 November 2004. The Joint Venture disputed this and Origin Energy took over management of the project from Clough Engineering in December 2004. Since that time a rigorous design and defect rectification program has been pursued to bring the BassGas Project to first gas production.



Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

As a result of issues associated with this extensive rectification program, and the consequent construction effort required, the cost of the project has increased by a further $275 million to approximately $750 million. The actual cost of the project to the joint venture will only be determined once arbitration with Clough Engineering is completed.

**Arbitration Process with Clough Engineering**

On 15 November 2004 the arbitration commenced pursuant to the Construction Contract between the BassGas Joint Venturers and Clough Engineering. The arbitration is proceeding and the quantum of the claim that has been made by the BassGas Joint Venturers in this arbitration is currently in the order of $100 million. This is based on delays to start-up and on the defects identified prior to April 2005. The BassGas Joint Venture has retained $47 million on account of these claims.

The BassGas Project Joint Venture is also pursuing its entitlement in relation to the balance of the cost overrun for the extensive defects discovered after April 2005.

In addition to the return of the moneys retained by the BassGas Joint Venture, Clough Engineering has made claims against the BassGas Project Joint Venture including contract based claims of $28.3 million and an alternative claim based on the Trade Practices Act of $101 million.

The BassGas Joint Venturers remain confident of successfully prosecuting their claims in the Arbitration and resisting the claims made by Clough Engineering. The outcome of arbitration is unlikely to be known until late in 2007.

Origin Energy and the BassGas Joint Venturers welcome the commencement of hydrocarbon production from the BassGas Project, and remain committed to pursuing a successful outcome to the arbitration with Clough Engineering.

Project participants are:

| | |
|---|---|
| Origin Energy Resources Limited* | 37.5% (Operator) |
| Origin Energy Northwest Limited* | 5.0% |
| AWE Petroleum Pty Ltd** | 30.0% |
| CalEnergy Gas (Australia) Limited | 15.0% |
| Wandoo Petroleum Pty Ltd# | 12.5% |

*a wholly owned subsidiary of Origin Energy Limited
**a wholly owned subsidiary of Australian Worldwide Exploration Limited
# an affiliate of Mitsui & Co., Ltd

**For further information on this release, please contact:**

Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558
Mobile: 0417 864 255

Origin energy

082-34934

| | | | |
|---|---|---|---|
| To | Company Announcements Office | Facsimile | 1300 300 021 |
| Company | Australian Stock Exchange Limited | Date | 6 July 2006 |
| From | Bill Hundy | Pages | 9 |
| Subject | **APPENDIX 3B NOTICE** | | |

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 70,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Ordinary Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 35,000 @ $3.396826<br>35,000 @ $3.036826 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 6 July 2006 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 794,407,258 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 14,561,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | All Shares Participate Equally |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | N/A |
| 12 | Is the issue renounceable or non-renounceable? | N/A |
| 13 | Ratio in which the +securities will be offered | N/A |
| 14 | +Class of +securities to which the offer relates | N/A |
| 15 | +Record date to determine entitlements | N/A |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | N/A |
| 17 | Policy for deciding entitlements in relation to fractions | N/A |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | N/A |
| 19 | Closing date for receipt of acceptances or renunciations | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................ Date: 6 July 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

082-34934

| | | | |
|---|---|---|---|
| To | Company Announcements Office | | 1300 300 201 |
| Company | Australian Stock Exchange Limited | Date | 12 July 2006 |
| From | Bill Hundy | Pages | 2 |
| Subject | **MEDIA RELEASE** | | |



For your information, please find attached a media release entitled "Victorian Government endorses proposed Mortlake power station".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

# Media Release

12 July 2006

## Victorian Government endorses proposed Mortlake power station

Origin Energy Power Limited ('Origin') is pleased to receive the endorsement of the Victorian Government for its proposed high-efficiency, natural gas-fired power station near Mortlake in southwest Victoria. The announcement was made today by the Energy Industries and Resources Minister, Theo Theophanous.

As part of the planning process, the Minister for Planning released his assessment of the project, having considered the Environment Effects Statement, public and Government submissions, and the advice of the independent panel of experts appointed to review the project.

The Minister's assessment comes as the culmination of more than two years of project development and community consultation.

The assessment is a precursor to receiving a final approval for the project in the form of a works approval from the Environmental Protection Authority, a planning scheme amendment from the Minister for Planning and a pipeline permit from the Minister for Energy Industries and Resources.

Securing Government support is an essential step in the project's evolution. Once final Government approval is received for the project, the next important milestone will be a decision by the Board of Origin Energy about whether to proceed to construction of the power station and associated pipeline. That decision is expected later this year and will be dependent on other factors such as supply and demand for electricity.

"We're very pleased with this general endorsement of the proposed Mortlake power station by the Victorian Government. We believe the project has the potential to result in significant benefit for the local region, Victoria and the national electricity market, whilst minimising any adverse impacts. We're pleased the Victorian Government has also seen this to be the case," said Origin's Executive General Manager, Major Development Projects, Andrew Stock.

"We would particularly like to thank the landowners, local shire councils and government authorities who have assisted us over the past two years to develop a power station concept that satisfies the planning and environmental requirements," Mr Stock said.

**For further information, please contact:**

Wayne Gregory
National Manager Public Affairs
Ph: 03 9652 5886
Mobile: 0419 587 375

***About Origin Energy*** *- With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 2.1 million Australian homes and businesses and employs over 3,200 people.*